

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat



06012552

30th March 2006

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction in JMH.

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Disposed	Price Per Share
E P K Weatherall	Disposal of ordinary shares	30/03/2006	122,300	US$18.3282

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary



Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

3rd April 2006

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Share Transactions of Directors / Persons Discharging Managerial Responsibilities

1. In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following individuals' share transactions in JMH.

a)

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares involved	Price Per Share (US$)
E P K Weatherall	Acquisition of ordinary shares as a result of exercise of options	03/04/2006	30,000 100,000 +130,000	6.405 5.775
	Sale of ordinary shares	03/04/2006	-130,000	18.3988

b)

Name of Person Discharging Managerial Responsibility	Nature of Transaction	Date of Transaction	No. of Shares involved	Price Per Share (US$)
James Riley	Acquisition of ordinary shares as a result of exercise of options	03/04/2006	15,000 15,000 +30,000	7.225 7.685
	Sale of ordinary shares	03/04/2006	17,200 12,800 -30,000	18.30 18.40

...../p.2

2. In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following clarification of interest of Mr R C Kwok, a Director of JMH. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries, Jardine Strategic Holdings Limited, Dairy Farm International Holdings Limited and Mandarin Oriental International Limited, where the Director is also a director of those companies:-

   Following clarification by JMH's legal advisers of the nature of deemed interests in shares held by a trust, Mr R C Kwok is considered not to have a deemed interest in the 35,915,991 ordinary shares in Jardine Matheson Holdings Limited held by such trust.

Yours faithfully
JARDINE MATHESON LIMITED



Neil M McNamara
Group Corporate Secretary